Ability Inc.

Yad Harutzim 14

Tel Aviv, Israel, 6770007

November 20, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ability Inc.
Registration Statement on Form F-1, originally filed on August 24, 2018 File No. 333-226993, as amended (the “Registration Statement”)

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ability Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 10:00 a.m., Eastern Time, on November 21, 2018, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges the following:

●	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, McDermott Will & Emery LLP, attention: Gary Emmanuel, Esq. at 212 547 5541.

Very truly yours,
Ability Inc.

By:	/s/ Anatoly Hurgin
Name: Anatoly Hurgin
Title: Chief Executive Officer and Chairman of the Board of Directors